

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2020

Craig Finster
Chief Executive Officer
Versus Systems Inc.
1558 West Hastings St.
Vancouver BC V6G 3J4 Canada

> **Re: Versus Systems Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form F-1**
> **Filed December 14, 2020**
> **File No. 333-250868**

Dear Mr. Finster:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 7, 2020 letter.

Amendment No. 1 to Registration Statement on Form F-1

Consolidated Financial Statements
Consolidated Statements of Loss and Comprehensive Loss, page F-5

1. Present on the face of your income statement pro forma eps data for all periods to give effect to the reverse stock split. You should also provide the pro forma eps data on the face on your interim period income statement. Disclose the facts and circumstances of the stock split and your calculation of the pro forma eps data in a footnote to your financial statements.

3. Significant Accounting Policies
Revenue Recognition, page F-17

2.   We note your response to Prior Comment 2 with respect to a service contract with HP that
        was performed from March 2019 through July 2019. Since the service contract appears to
        be related to your Software Licensing Agreement with HP, tell us your consideration of
        presenting the related labor costs as a component of software delivery costs.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss, page F-39

3.   We note your response to Prior Comment 1 and the guidance in paragraphs 18 and 102 of
        IAS 1. Since your presentation appears to be based on expenses by nature, please:
        •   delete the line item for "Gross Margin" as presented hereunder and elsewhere in your
            filing; and
        •   revise the caption for "Salaries and Wages" to read "Salaries and Wages exclusive of
            Software Delivery Costs."

        Additionally, please revise your presentation on page F-5 to replace "Cost of Sales" and
        "General and Administrative" with the appropriate captions. Further ensure that the
        expenses addressed in your MD&A on pages 34-36 are consistent with the audited and
        interim Consolidated Statements of Loss and Comprehensive Loss expense line items for
        all periods presented.

Condensed Interim Consolidated Statements of Cash Flows, page F-41

4.   We note in your response to Prior Comment 3 that the Company will update the financing
        section within its consolidated cash flow statement to reflect the approximately $111,759
        in factoring cost paid within its annual consolidated financial statements for the year
        ending December 31, 2020. Explain to us why you did not reflect this cost in the
        financing section of your interim period statement of cash flows.

3. Significant Accounting Policies
Revenue Recognition, page F-50

5.   We note your disclosure on page 46. Please disclose the nature and timing of the
        satisfaction of your performance obligations under your software licensing arrangement
        with HP. If you derive revenue from facilitating in-game prizes and rewards from
        advertisers' brands as a result of HP's end users' in-game activities, please state if the
        nature of such revenues may be deemed sales and usage-based royalties and describe how
        it is measured. Refer to paragraphs B63, B63A and B63B of IFRS 15.

        To the extent that your arrangement includes bundled performance obligations such
        as hosting and maintenance services, clarify whether or not the license of intellectual
        property is the predominant item to which the consideration relates.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Larry Spirgel, Office Chief, at (202) 551- 3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Eric M. Hellige, Esq.